SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



SCHEDULE 13G



Under the Securities Exchange Act of 1934

(Amendment No. )*



                     Name of Issuer:  Rural/Metro Corporation



          Title of Class of Securities:  Common Stock, Par $.01



                            CUSIP Number:  781748 108



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









CUSIP No.  781748 108



1.  NAME OF REPORTING PERSON

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



Firstar Investment Research & Management Company, LLC



2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



(a)  [ ]

(b)  [x]



3.  SEC USE ONLY







4.  CITIZENSHIP OR PLACE OF ORGANIZATION



State of organization:  Wisconsin



NUMBER OF    5.  SOLE VOTING POWER



 SHARES          185,075



BENEFICIALLY 6.  SHARED VOTING POWER



  OWNED BY       505,475



    EACH     7.  SOLE DISPOSITIVE POWER



  REPORTING      270,175



   PERSON    8.  SHARED DISPOSITIVE POWER



    WITH         506,075



9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON



776,250 shares



10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
CERTAIN SHARES*



[ ]



11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9



5.7%



12.  TYPE OF REPORTING PERSON*



IA





Item 1(a).  Name of Issuer:



Rural/Metro Corporation



Item 1(b).  Address of Issuer's Principal Executive Offices:



8401 East Indian School Road

Scottsdale, AZ 85251



Item 2(a).  Name of Person Filing:



Firstar Investment Research & Management Company, LLC



Item 2(b).  Address of Principal Business Office or, if none,
Residence:



777 E. Wisconsin Avenue

Milwaukee, Wisconsin 53202



Item 2(c).  Citizenship:



State of organization:  Wisconsin



Item 2(d).  Title of Class of Securities:



Common Stock, Par $.01



Item 2(e).  CUSIP Number:



781748 108



Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:



(a)  [ ]  Broker or Dealer registered under section 15 of the Act



(b)  [ ]  Bank as defined in section 3(a)(6) of the Act



(c) [ ] Insurance Company as defined in section 3(a)(19) of the Act



(d)  [ ]  Investment Company registered under section 8 of the
Investment Company Act



(e) [x] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940



(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1(b)(1)(ii)(F)



(g)  [ ]  Parent Holding Company, in accordance with
240.13d-1(b)(ii)(G)  (Note:  See Item 7)



(h)  [ ]  Group in accordance with 240.13d-1(b)(1)(ii)(H)



Item 4.  Ownership:



(a)  Amount Beneficially Owned as of December 31, 1997:



776,250 shares



(b)  Percent of Class:



5.7%



(c)  Number of Shares as to which such person has:



(i)  sole power to vote or to direct the vote:



185,075



(ii)  shared power to vote or to direct to the vote:



505,475



(iii)  sole power to dispose or to direct the disposition of:



270,175



(iv)  shared power to dispose or to direct the disposition of:



506,075



Item 5.  Ownership of Five Percent or Less of a Class.



If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].



Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.



Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares beneficially owned by the filing person. Except for any person identified immediately below, such rights do not extend to shares constituting more than 5% of the class.



None



Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.



Not Applicable



Item 8.  Identification and Classification of Members of the
Group.



Not Applicable



Item 9.  Notice of Dissolution of Group.



Not Applicable



Item 10.  Certification.



By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.





Signature.



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February  , 1998



FIRSTAR INVESTMENT RESEARCH & MANAGEMENT COMPANY, LLC







By:  /s/ Jeffrey Squires



Name/Title: Jeffrey Squires, Assistant Vice President







POWER OF ATTORNEY



With Respect to Section 13 Reports





       Know all men by these present, that the undersigned hereby constitutes and appoints Jeffrey Squires, Assistant Vice President, its true and lawful attorney and agent at any time and from time to time to execute for and on behalf of the undersigned initial and amended reports on Schedules 13G in accordance with Section 13(d) of the Securities Exchange Act of 1934 (the "Act") and the rules promulgated thereunder, and to file the same with the Securities and Exchange Commission. The undersigned grants said attorney and agent full power and authority to do and perform each and every act and thing requisite, necessary and proper to be done in the exercise of any of the rights and powers therein granted, hereby ratifying and confirming all that each said attorney and agent shall lawfully do or cause to be done by virtue hereof and the rights and powers herein granted.



         The undersigned hereby acknowledges that the attorney and agent appointed herein does not assume any responsibilities of the undersigned under Section 13 of the Act.



         This Power of Attorney shall remain in full force and effect unless and until revoked by the undersigned by written notice delivered to said attorney and agent.



         IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of the 9th day of February, 1998.







                          FIRSTAR INVESTMENT RESEARCH &

                          MANAGEMENT COMPANY, LLC





                          By: /s/ Mary Ellen Stanek
                                          Mary Ellen Stanek,
President